July 10, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino, Attorney-Advisor
Ji Shin, Attorney-Advisor

Re:	Net Element, Inc.

Registration Statement on Form S-3

Filed June 9, 2015
File No. 333-204840

Dear Mr. Crispino and Ms. Shin:

This letter is on behalf of Net Element, Inc. (the “Company,” “we,” “our” or “us”) in response to your comments of July 2, 2015 regarding the Company’s Registration Statement on Form S-3 that was filed on EDGAR on June 9, 2015 (the “Registration Statement”).

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

General

1.            We refer to the current report on Form 8-K filed on June 16, 2015 that reported the adoption of a fee-shifting provision in your bylaws. Please revise your registration statement to discuss the fee-shifting provision, including the types of actions subject to fee-shifting, the level of recovery required by the plaintiff to avoid payment, who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates). Address how the recent Delaware law invalidating fee-shifting provision impacts your bylaws. Also, add risk factor disclosure about how the provision could possibly discourage shareholder lawsuits that might otherwise benefit the company and its shareholders. In addition, if you intend to apply the fee-shifting provision to potential federal securities law claims in the current offering, please add appropriate risk factor disclosure.

To preemptively comply with the State of Delaware legislation that has been passed to amend the Delaware General Corporation Law to prohibit Delaware stock corporations from adopting bylaws with fee-shifting provisions, the Company amended to remove the fee-shifting provisions by deleting Sections 6.07 and 6.08 of the Company bylaws. Such amendment to the bylaws removing the fee-shifting provisions is effective as of June 15, 2015, the same date as the date of the adoption of the fee-shifting provisions in the Company’s bylaws. The Company reported such amendment on the current report on Form 8-K filed on July 10, 2015. As the fee-shifting provisions were removed as of the same date they were adopted, there will be no effect of the fee-shifting provisions with respect to the Company or its shareholders. Accordingly, the Company believes that the Registration Statement does not require any discussion or risk factor disclosure with respect to the fee-shifting provisions.

2.            We refer to the current report on Form 8-K filed on June 23, 2015 that reported your receipt from The NASDAQ Stock Market of a potential delisting from NASDAQ. Please disclose in the Prospectus Summary and Risk Factors that you are not in compliance with NASDAQ listing requirements and, as a result, your stock may be subject to delisting. Please confirm that you will update your disclosure to the extent there are any material developments.

The Company has expanded its disclosure the Prospectus Summary by adding on page 5 of the Registration Statement a disclosure that the Company is not in compliance with NASDAQ listing requirements and, as a result, the Company stock may be subject to delisting. In addition, the Company added on page 9 of the Registration Statement a risk factor that the Company is not in compliance with NASDAQ listing requirements and, as a result, the Company stock may be subject to delisting. The Company hereby confirms that it will update its disclosure to the extent there are any material developments with respect to this matter.

3.            We note that you seek to register shares of common stock underlying the Additional Notes and Additional Warrants that are issuable in the future. Section 1(d) of the Securities Purchase Agreement, dated April 30, 2015, states that “each Buyer shall have the right, at such Buyer’s sole option…to purchase from the Company… Additional Notes and Related Warrants….” Please note that it is not appropriate to register the resale of common stock underlying a convertible security that has not yet been issued unless the selling shareholder is irrevocably bound to purchase the convertible security and is at market risk at the time the registration statement is filed. Here, it appears that the Buyers are able to exercise their discretion in purchasing Additional Notes and Additional Warrants, and so are not irrevocably bound to purchase the securities. Please revise your registration statement as necessary to remove the resale of all shares underlying the Additional Notes and Additional Warrants, or advise. Refer to Question 139.11 of our Compliance and Disclosure Interpretations relating to Securities Act Sections.

The Company has revised the Registration Statement to remove the resale of all shares underlying the Additional Notes and Additional Warrants.

Description Of Capital Stock

Common Stock, page 8

4.             We note the statement that “[a]ll outstanding shares of [y]our Common Stock are fully paid and non-assessable. Because this is a legal conclusion, please either remove the statement or attribute it to legal counsel.

The Company has removed the statement that “[a]ll outstanding shares of [the Company’s] Common Stock are fully paid and non-assessable.” See page 10 of the Registration Statement.

Selling Securityholders, page 12

5.            It appears that Candlewood Special Situations Master Fund, Ltd., CWD OC 522 Master Fund, Ltd. and Flagler Master Fund SPC Ltd. – Class A Portfolio may be broker-dealers or affiliates of broker-dealers. A selling stockholder registered as a broker-dealer who did not receive its securities as compensation for investment banking or similar services should be identified in the prospectus as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, confirm to us that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to make these representations, identify the selling stockholders as underwriters.

The Company, as advised by Candlewood Special Situations Master Fund, Ltd., CWD OC 522 Master Fund, Ltd. and Flagler Master Fund SPC Ltd. – Class A Portfolio, hereby confirms that none of these selling stockholders are broker-dealers or affiliates of broker-dealers. Accordingly, the Company did not identify such selling stockholders as underwriters.

Information Incorporated by Reference, page 16

6.            We note that you have not incorporated by reference the current reports on Form 8-K filed on January 28, 2015, March 17, 2015 and March 20, 2015. Please incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your last fiscal year, including reports filed subsequent to the filing of the registration statement. See Item 12(a)(2) of Form S-3. For additional guidance, see question 123.05 of our Compliance and Disclosure Interpretations relating to Securities Act Forms.

We have specifically incorporated all of the Company’s filings since the end of the last fiscal year (including the current reports on Form 8-K filed on January 28, 2015, March 17, 2015 (as amended by Form 8-K/A filed on March 20, 2015), and the additional reports filed after the Registration Statement was filed, specifically, the current reports on Form 8-K filed on June 16, 2015, June 23, 2015 and July 10, 2015).

Item 16. Exhibits.

Exhibit 10.5

7.            Please ensure that all exhibits are complete. In this regard, we note that the Schedule of Buyers to the Securities Purchase Agreement, filed as Exhibit 10.4 to the Form 8-K filed on May 1, 2015, appears to be incomplete.

The Company has filed on July 10, 2015 an Amendment No. 1 on Form 8-K/A (the “Form 8-K/A”) to its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2015, attaching the Securities Purchase Agreement together with the completed Schedule of Buyers to the Securities Purchase Agreement, filed as Exhibit 10.4 to the Form 8-K/A.

If you have any additional questions or comments, please feel free to contact me directly at 305.588.0122 or Serge V. Pavluk of Snell & Wilmer L.L.P. at 714.427.7442.

Sincerely,

/s/ Jonathan New

Jonathan New

Chief Financial Officer

Net Element, Inc.